

November 18, 2014

Via E-mail
Roland C. Smith
Chief Executive Officer
Office Depot, Inc.
6600 North Military Trail
Boca Raton, Florida 33496

      Re: Office Depot, Inc.
              Form 10-K for Fiscal Year Ended December 28, 2013
              Filed February 25, 2014
              Form 10-Q for Fiscal Quarter Ended September 27, 2014
              Filed November 4, 2014
              File No. 1-10948

Dear Mr. Smith:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 27, 2014

Note 11. Commitments and Contingencies, page 20

Legal Matters, page 20

1.   We note you recorded an $80 million increase to the legal accrual for State of California et al., ex rel. David Sherwin v. Office Depot during the fiscal quarter ended June 28, 2014. We also note the disclosure within your Form 10-Q for the first fiscal quarter ended March 29, 2014 that you anticipate the plaintiffs' settlement demands in the mediation to include monetary compensation at levels that would, if paid, have a material adverse effect on your results of operations and cash flows. Given the timing of the

accrual in relation to the disclosure preceding the accrual, please tell us in detail the efforts that were undundertaken at the end of fiscal 2013 and at the end of the first fiscal quarter of 2014 to estimate a range of reasonably possible loss in excess of amounts accrued related to this matter. In this regard, we note that leading up to the additional $80 million accrual in the second quarter, no quantitative disclosures were provided regarding the magnitude of potential losses on this matter.

2. We note the incremental accrual of $80 million was based on a non-binding, voluntary mediation in which the Company negotiated a "potential" settlement to resolve the matter and that the parties continue to work to resolve the matter. In light of these disclosures, please tell us how you have complied with the disclosure requirement in ASC 450-20-50-4 to either disclose an estimate of the possible loss or range of loss in excess of amounts accrued, or provide a statement that such an estimate cannot be made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief